Exhibit 99.3

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2014

This discussion of Cover-All’s financial condition and results of operations should be read together with the consolidated financial statements and notes attached as an exhibit to this Form 8-K to which this MD&A is also an exhibit. Certain statements in this exhibit, other than statements of historical information, are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks which may cause the Company’s actual results in future periods to differ materially from expected results. Those risks include, among others, risks associated with increased competition, customer decisions, the successful completion of continuing development of new products, the successful negotiations, execution and implementation of anticipated new software contracts, the successful implementation of our acquisition strategies and our ability to complete or integrate acquisitions, the successful addition of personnel in the marketing and technical areas, our ability to complete development and sell and license our products at prices which result in sufficient revenues to realize profits and other business factors beyond the Company’s control. Those and other risks are described in the Company’s filings with the Securities and Exchange Commission (“SEC”) over the last 12 months, including but not limited to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 28, 2014, copies of which are available from the SEC or may be obtained upon request from the Company.

OVERVIEW

We are a supplier of software products for the property and casualty insurance industry, supplying a wide range of professional services that support product customization, conversion from existing systems and data integration with other software or reporting agencies. We also offer on-going support services including incorporating recent insurance rate and rule changes in our solutions. These support services also include analyzing the changes, developments, quality assurance, documentation and distribution of insurance rate and rule changes.

We earn revenue from software contract licenses, fees for servicing the product, which we call support services, and professional services. Total revenue in 2014 was $20,478,000 compared to $20,483,000 in 2013, due to an increase in support and professional services offset by a decrease in license revenue.

The following is an overview of the key components of our revenue and other important financial data in 2014:

Software Licenses. License revenue was $1,101,000 in 2014 compared to $5,947,000 in 2013 as a result of fewer new customer sales and sales to existing customers in 2014. Our new software license revenue is affected by the strength of general economic and business conditions and the competitive position of our software products. New software license sales are characterized by long sales cycles and intense competition. Timing of new software license sales can substantially affect our quarterly results.

Support Services. Support services revenue was $8,428,000 in 2014 compared to $8,147,000 in 2013. The increase in maintenance revenue in 2014 was mainly due to maintenance from new customer contracts signed 2013. Support services revenue is influenced primarily by the following factors: the renewal rate from our existing customer base, the amount of new support services associated with new license sales and annual price increases.

Professional Services. The increase in professional services revenue to $10,950,000 in 2014 from $6,388,000 in 2013 was a result of increased demand for new software capabilities and customizations from new customers and our current customer base and implementations of Cover-All Policy for new customers and our current customer base.

Income (Loss) before Provision for Income Taxes. Income (loss) before provision for income taxes was $366,000 in 2014 compared to $(2,868,000) in 2013, primarily due to an increase in support and professional services revenue offset by a decrease in license revenue, and a decrease in amortization of capitalized software, support and research and development costs.

Income Taxes. We recorded income taxes of $52,000 and $30,000 in 2014 and 2013, respectively.

Net Income (Loss). Net income (loss) for 2014 was $366,000 compared to $(2,898,000) in 2013, mainly as a result of an increase in support and professional services revenue offset by a decrease in license revenue and a decrease in amortization of capitalized software, support and research and development costs.

EBITDA. Earnings before interest, taxes, depreciation and amortization (“EBITDA”), a non-GAAP metric, was $2,594,000 for 2014 compared to $2,604,000 for 2013.

The following is an unaudited reconciliation of U.S. GAAP net income to EBITDA for the years ended December 31, 2014 and 2013:

	2014	2013
Net Income (loss)	$366,488	$(2,898,377)

Interest income, net	362,256	464,072
Income tax expense	52,479	30,379
Depreciation	229,540	251,853
Amortization	1,582,938	4,755,896

EBITDA	$2,593,701	$2,603,823

EBITDA per common share:

Basic	$0.10	$0.10

Diluted	$0.10	$0.10

Cash Flow. We generated $2,851,000 in positive cash flow from operations in 2014 and ended the year with $4,565,000 in cash and cash equivalents and $2,533,000 in accounts receivable.

We continue to face competition for growth in 2014 mainly in the marketing and selling of our products and services to new customers caused by a number of factors, including long sales cycles and general economic and business conditions. In addition, there are risks related to customers’ acceptance and implementation delays which could affect the timing and amount of license revenue we are able to recognize. However, given the positive response to our new software from existing customers, the significant expansion of our relationship with a very large customer and the introduction of additional software capabilities, we are expanding our sales and marketing efforts to both new and existing customers. Consequently, we continue to incur additional sales and marketing expense in advance of generating the corresponding revenue.

As we shift over time from software development to deployment, from a financial perspective, the non-cash charges for amortization of developed software will increasingly impact our bottom line. Therefore, in order to provide more visibility to investors, we have decided to also report EBITDA to show what we believe is the Company’s earnings power without the impact of, among other items, amortization. In 2014, the non-cash charge for amortization of capitalized software decreased to $1,491,000 from $4,646,000 in the same period in 2013. Therefore, we believe that EBITDA will be a useful measure of the true earnings power of the Company while we complete the development and deployment cycle. As such, we expect to increasingly focus on EBITDA to evaluate our progress.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The SEC has issued cautionary advice to elicit more precise disclosure in this Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” about accounting policies that management believes are most critical in portraying our financial results and in requiring management’s most difficult subjective or complex judgments.

The preparation of financial documents in conformity with accounting principles generally accepted in the United States of America requires management to make judgments and estimates. On an on-going basis, we evaluate our estimates, the most significant of which include establishing allowances for doubtful accounts, a valuation allowance for our deferred tax assets and determining the recoverability of our long-lived assets. The basis for our estimates are historical experience and various assumptions that are believed to be reasonable under the circumstances, given the available information at the time of the estimate, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from the amounts estimated and recorded in our financial statements.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

●Revenue Recognition

●Valuation of Capitalized Software

●Valuation of Allowance for Doubtful Accounts Receivable

●Deferred Tax Asset

Revenue Recognition

Revenue recognition rules are very complex, and certain judgments affect the application of our revenue policy. The amount and timing of our revenues is difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter. In addition to determining our results of operations for a given period, our revenue recognition determines the timing of certain expenses, such as commissions, royalties and other variable expenses.

Our revenues are recognized in accordance with FASB ASC 986-605, “Software Revenue Recognition,” as amended. Revenue from the sale of software licenses is predominately related to the sale of standardized software and is recognized when these software modules are delivered and accepted by the customer, the license term has begun, the fee is fixed or determinable, and collectability is probable. Revenue from support services is recognized ratably over the life of the contract. Revenue from professional consulting services is recognized when the service is provided.

Amounts invoiced to our customers in excess of recognizable revenues are recorded as deferred revenues. The timing and amounts invoiced to customers can vary significantly depending on specific contract terms and can therefore have a significant impact on deferred revenues in any given period.

Our revenues are derived from the licensing of our software products, professional services, and support services. We recognize revenue when persuasive evidence of an arrangement exists, we have delivered the product or performed the service, the fee is fixed or determinable, and collection is probable.

License Revenue. We recognize our license revenue upon delivery, provided that collection is determined to be probable and no significant obligations remain.

Services and Support Revenue. Our services and support revenue is composed of professional services (such as consulting services and training) and support services (maintenance, support and ASP services). Our professional services revenue is recognized when the services are performed. Our support services are recognized ratably over the term of the arrangement.

Valuation Of Capitalized Software

Costs for the conceptual formulation and design of new software products are expensed as incurred until technological feasibility has been established. Once technological feasibility is established, we capitalize costs to produce the finished software products. Capitalization ceases when the product is available for general release to customers. Costs associated with product enhancements that extend the original product’s life or significantly improve the original product’s marketability are also capitalized once technological feasibility for that particular enhancement has been established. Amortization is calculated on a product-by-product basis as the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining economic life of the product. At each balance sheet date, the unamortized capitalized costs of each computer software product is compared to the net realizable value of that product. If an amount of unamortized capitalized costs of a computer software product is found to exceed the net realizable value of that asset, such amount will be written off. The net realizable value is the estimated future gross revenues from that product reduced by the estimated future costs of completing and deploying of that product, including the costs of performing maintenance and customer support required to satisfy our responsibility set forth at the time of sale.

Valuation Of Allowance For Doubtful Accounts Receivable

Management’s estimate of the allowance for doubtful accounts is based on historical information, historical loss levels, and an analysis of the collectability of individual accounts. We routinely assess the financial strength of our customers and, based upon factors concerning credit risk, establish an allowance for uncollectible accounts. Management believes that accounts receivable credit risk exposure beyond such allowance is limited.

Deferred Income Taxes

Deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning and strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. We estimate our income tax valuation allowance by assessing which deferred tax assets are more-likely-than-not to be recovered in the future. The valuation allowance is based on our estimates of taxable income in each jurisdiction in which we operate and the period over which the deferred tax assets will be recoverable. If it appears that we will not generate such taxable income, we may need to increase the valuation allowance against the related deferred tax asset in a future period.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain items from the consolidated statements of operations expressed as a percentage of total revenues:

	Year Ended December 31,
	2014	2013	2012
Revenues:
License	5.4%	29.0%	24.2%
Support Services	41.2	39.8	51.1
Professional Services	53.4	31.2	24.7
Total Revenues	100.0	100.0	100.0

Cost of Revenues:
License	—	23.4	26.8
Support Services	29.5	34.6	41.2
Professional Services	24.5	17.1	28.8
Total Cost of Revenues	54.0	75.1	96.8
Direct Margin	46.0	24.9	3.2

Operating Expenses:
Sales and Marketing	9.8	11.0	15.8
General and Administrative	17.6	12.8	12.5
Amortization of Capitalized Software	7.3
Acquisition Costs	2.0	—	0.8
Restructuring Cost	—	1.6	—
Research and Development	5.5	11.3	5.6
Total Operating Expenses	42.2	36.7	34.7

Operating Income (Loss)	3.8	(11.8)	(31.5)

Other (Income) Expense:
Interest Expense	1.8	2.3	0.8
Interest Income	—	—	—
Other Expense	—	—	—
Other Income	—	(0.1)	(0.1)
Total Other (Income) Expense	1.8	2.2	0.7

Income (Loss) Before Income Taxes	2.0	(14.0)	(32.2)

Income Tax Expense (Benefit):	0.2	0.2	(1.6)

Net (Loss) Income	1.8%	(14.2)%	(30.6)%

YEAR ENDED DECEMBER 31, 2014 COMPARED WITH YEAR ENDED DECEMBER 31, 2013

Revenues

Total revenues were $20,478,000 for the year ended December 31, 2014 compared to $20,483,000 for the year ended December 31, 2013. License fees were $1,101,000 for the year ended December 31, 2014 compared to $5,947,000 in 2013 as a result of fewer new customer license sales and sales to existing customers. For the year ended December 31, 2014, support services revenues were $8,428,000 compared to $8,147,000 of the prior year due to new license sales signed later in 2013 resulting in recognition of new maintenance in 2014. Professional services revenue contributed $10,950,000 for the year ended December 31, 2014 compared to $6,388,000 for the year ended December 31, 2013 as a result of increased demand for new software capabilities and customizations from our current customer base and implementation of Cover-All Policy for our new customers.

Cost of sales was approximately $11,065,000 for the year ended December 31, 2014 compared to $10,736,000 in 2013 due to an increase in personnel-related costs in the year ended December 31, 2014. We are expanding our delivery bandwidth while maintaining our costs in line with our revenues through improved productivity and new technology in order to meet our increasing demand. Non-cash capitalized software amortization was approximately $1,491,000 for the year ended December 31, 2014 as compared to approximately $ 4,646,000 in the year ended December 31, 2013. We capitalized approximately $0 of software development costs in the year ended December 31, 2014 as compared to approximately $2,169,000 in the same period in 2013.

The direct margin in the year ended December 31, 2014 was 46%, compared to 48% in 2013 due to a decrease in higher gross margin license revenue in 2014. Support services margin increased in the year ended December 31, 2014 compared to 2013 primarily due to several cost saving initiatives. Professional services direct margin increased in the year ended December 31, 2014, compared to 2013, primarily due to use of offshore resources to provide customizations to new and existing customers.’

We expect our annual gross margin to vary in percentage terms in future years as we experience changes in the mix between higher gross margin license revenues and lower gross margin services revenues.

Amortization of capitalized software was approximately $1,491,000 in the year ended December 31, 2014, as compared to approximately $4,646,000 in 2013. The Company revised the estimated useful life of its capitalized software, effective January 1, 2014, from three years to five years.

Expenses

Research and development expenses decreased to approximately $1,130,000, in the year ended December 31, 2014 as compared to approximately $2,315,000 in 2013, primarily as a result of work on fewer new products and capabilities. We are continuing our ongoing efforts to enhance the functionality of our products and solutions and believe that investments in research and development are critical to our remaining competitive in the marketplace.

Sales and marketing expenses were approximately $2,002,000 in the year ended December 31, 2014 compared to approximately $2,255,000 in 2013. This decrease in 2014 was primarily due to a decrease in our marketing and sales staff, resulting in a decrease in personnel-related costs.

General and administrative expenses increased to approximately $3,604,000 in the year ended December 31, 2014 as compared to approximately $2,619,000 in 2013. This increase in 2014 was mainly due to reclassing of all facilities costs to general and administrative expenses in 2014.

Acquisition expenses were approximately $406,000 for the year ended December 31, 2014 as compared to $0 in 2013. These expenses were in connection with the potential merger with Majesco.

Restructuring costs were approximately $0 for the year ended December 31, 2014 as compared to $319,000 in 2013. These expenses consisted of severance payments to former employees of the Company, including our former Chief Executive Officer.

We had $0 of other income for the year ended December 31, 2014 compared to $4,000 of other income for the year ended December 31, 2013.

In 2014, we recorded income tax of $52,000. We recorded an income tax of $30,000 in 2013.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity

We have funded our operations primarily from cash flow from operations and from debt facilities. Cash from operations results primarily from net income from the income statement plus non-cash expenses (depreciation and amortization) and adjusted for changes in working capital from the balance sheet.

Our largest source of operating cash flows is cash collections from our customers following the purchase or renewal of software licenses, product support agreements and other related services. Payments from customers for software licenses are generally received at the beginning of the contract term. Payments from customers for product support and ASP services are generally received in advance on a quarterly basis. Payments for professional services are generally received 30 days after the services are performed.

On September 11, 2012, we entered into a $2.25 million credit facility with Imperium Commercial Finance Master Fund, LP, an affiliate of Imperium Partners. The $2.25 million credit facility, which will support our product/services expansion and growth initiatives, consists of a $2 million three-year term loan, bearing interest at a fixed rate of 8% per annum, and a $250,000 revolving credit facility, also bearing interest at a fixed rate of 8% per annum. Imperium also received five-year warrants to purchase 1.4 million shares of our common stock, with an exercise price of $1.48 per share.

In connection with the Imperium Loan Agreement financing, we incurred deferred financing costs of $92,283, which will be amortized over the life of the loan (or earlier if the loan becomes due or is repaid before its fixed maturity).

At December 31, 2014, we had cash and cash equivalents of $4,565,000 compared to cash and cash equivalents of $1,849,000 at December 31, 2013. The increase in cash and cash equivalents is primarily attributable to an increase in support and professional services revenue in 2014.

Cash Flows

Our ability to generate cash has depended on a number of different factors, primarily our ability to continue to secure and retain customers and generate new license sales and related product support agreements. In order to attract new customers and maintain or grow existing revenue streams, we utilize our existing sources of capital to invest in sales and marketing, technology infrastructure and research and development.

Our ability to continue to control expenses, maintain existing revenue streams and anticipate new revenue will impact the amounts and certainty of cash flows. We intend to maintain our expenses in line with existing revenue streams from maintenance support, ASP services and professional services.

Balance sheet items that should be considered in assessing our liquidity include cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued liabilities. Income statement items that should be considered in assessing our liquidity include revenue, cost of revenue (net of depreciation and amortization), operating expenses (net of depreciation and amortization) and other expenses. Statement of cash flows items that should be considered in assessing our liquidity include net cash flows from operating activities, net cash flows from investing activities and net cash flows from financing activities.

At December 31, 2014, we had a working capital of $1,057,000 compared to a working capital deficit of $(19,000) at December 31, 2013. This increase in our working capital resulted primarily from an increase in support and professional services revenue in 2014. Net cash provided from operating activities totaled approximately $2,851,000 in 2014 compared to approximately $2,778,000 in 2013. In 2014, cash flow from operating activities represented our principal source of cash and results primarily from net income (loss), less non-cash expense and changes in working capital.

In 2014, net cash used for investing activities was approximately $21,000 compared to approximately $2,207,000 in 2013. The decrease in net cash used for investing activities was mainly due to a significant decrease in capitalized software. We expect capital expenditures and capital software expenditures to continue to be funded by cash generated from operations. We use cash to invest in capital and other assets to support our growth.

In 2014, net cash provided from financing activities was approximately $(115,000) compared to approximately $(76,000) in 2013. The cash used by financing activities in 2014 consisted of the payment of debt related to the purchase of furniture in 2013.

Funding Requirements

Our primary uses of cash are for operating expenses, including personnel-related expenditures, facilities and technology costs, and for interest only payments under our Loan Agreement.

We may need additional funding for any large capital expenditures and for continued product development. We lease computer equipment for terms of three years in order to have the latest available technology to serve our customers and develop new products.

Interest on the outstanding principal balance under the Imperium Notes accrues at a fixed rate equal to 8% per annum and is payable monthly, in arrears. The outstanding principal and any remaining interest under the Imperium Notes will be immediately due and payable to Imperium on the earlier of (1) September 10, 2015 and (2) the date Imperium’s obligation to advance funds under the revolving credit line is terminated following an event of default pursuant to the terms and conditions of the Loan Agreement. Payments and prepayments received by Imperium will be applied against principal and interest as provided for in the Loan Agreement.

On December 16, 2011, we announced that our board of directors authorized a share buyback plan of up to 1,000,000 shares of the Company’s common stock, in accordance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Imperium Loan Agreement prohibits buybacks of our common stock.

On December 30, 2011, we completed the acquisition of the PipelineClaims assets (excluding working capital) of Ho’ike Services, Inc. dba BlueWave Technology (“BlueWave”), a provider of enterprise claims management software to the property and casualty insurance industry based in Honolulu, Hawaii. The aggregate purchase price for the acquisition, in addition to the assumption by us of certain assumed liabilities, consisted of the following: (i) $1,100,000 in cash on the closing date, (x) $635,821 of which (net of adjustments for certain prepayments to BlueWave and other prorations) was paid in cash to BlueWave, and (y) $400,000 of which was deposited into an escrow account to be held and distributed by an escrow agent pursuant to the terms of an escrow agreement to secure possible future indemnification claims and certain other post-closing matters in our favor; and (ii) up to an aggregate of $750,000 in an earnout, which earnout will be based upon the performance of the acquired business in the five years following the closing. More particularly, for each of the five years following the closing, BlueWave will be entitled to receive an amount equal to ten percent (10%) of the PipelineClaims Free Cash Flow (as such term is defined in the purchase agreement) but in no event will we be required to pay to BlueWave in excess of $750,000 in the aggregate for the 5-year period. For each of the first two years following the closing of the BlueWave transaction, BlueWave was not entitled to receive any earnout payment. In December 2012, we received a disbursement from the escrow account of $250,000 as a result of a contractual provision entitling us to such amount if PipelineClaims was not licensed by Island Insurance by December 31, 2012.

We prepare monthly cash flow projections on a rolling twelve-month basis based on a detailed review of anticipated receipts and revenue from licenses, support services and professional services. We also perform a detailed review of our disbursements, including fixed costs, variable costs, legal costs, payroll costs and other specific payments, on a rolling twelve-month basis.

We believe that our current cash balances and anticipated cash flows from operations will be sufficient to meet our normal operating needs for at least the next twelve months. These projections include anticipated sales of new licenses, the exact timing of which cannot be predicted with absolute certainty and can be influenced by factors outside the Company’s control. Our ability to fund our working capital needs and address planned capital expenditures will depend on our ability to generate cash in the future. We anticipate generating future working capital through sales to new customers and continued sales and services to our existing customers.

Our future liquidity and capital resource requirements will depend on many factors, including, but not limited to, the following trends and uncertainties we face:

●Our ability to generate cash is subject to general economic, financial, competitive and other factors beyond our control.

●Our need to invest resources in product development in order to continue to enhance our current product, develop new products, attract and retain customers and keep pace with competitive product introductions and technological developments.

●We experience competition in our industry and continuing technological changes.

●Insurance companies typically are slow in making decisions and have numerous bureaucratic and institutional obstacles, which can make our efforts to attain new customers difficult.

●We compete with a number of larger companies who have greater resources than those of ours; and

●We compete on the basis of insurance knowledge, products, services, price, technological advances and system functionality and performance.

We do not expect for there to be a need for a change in the mix or relative cost of our sources of capital.

The New York State Department of Taxation and Finance (the “Department”) conducted an examination of the Company for state sales and use tax for audit periods March 1, 2009 through February 28, 2013. In February 2014, the Company received a Statement of Proposed Audit Change from the Department. The Change asserts proposed Sales and Use Tax due in the amount of approximately $191,600 together with interest of approximately $46,400. On March 11, 2014, the Company paid the Department an aggregate of approximately $238,000 in satisfaction in full of all amounts owed in connection with such examination.

Net Operating Loss Carryforwards

The deferred tax asset from tax net operating loss carryforwards of approximately $3,920,000 represents approximately $9,900,000 of net operating loss carryforwards which are subject to expiration beginning in 2023. During 2014, the deferred tax asset valuation allowance was decreased for the assumed utilization of prior period net operating loss carryforwards utilized to offset taxable income for the current period, subject to federal alternative minimum tax limitations. In assessing the realizability of deferred tax assets, management considers, within each taxing jurisdiction, whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Factors that may affect the Company’s ability to achieve sufficient forecasted taxable income in future periods may include, but are not limited to, the following: increased competition, a decline in sales or margins, a loss of market share, and a decrease in demand for professional services. Based upon the levels of historical taxable income and projections for future taxable income over the years in which the deferred tax assets are deductible, at December 31, 2014, management believes that it is more likely than not that the Company will realize the benefits, net of the established valuation allowance, of these deferred tax assets in the future.

The Tax Reform Act of 1986 enacted a complex set of rules which limits a company’s ability to utilize net operating loss carryforwards and tax credit carryforwards in periods following an ownership change. These rules define an ownership change as a greater than 50 percent point change in stock ownership within a defined testing period which is generally a three-year period. As a result of stock which may be issued by us from time to time, and the conversion of outstanding warrants, or the result of other changes in ownership of our outstanding stock, the Company may experience an ownership change and consequently our utilization of net operating loss carryforwards could be significantly limited.

CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations at December 31, 2014:

Payments due by period
(in thousands)

					More
		Less			than
Contractual		than	1-3	3-5	5
Obligations	Total	1 Year	Years	Years	Years
Capital Leases	$384	$130	$254	$—	$—
Operating Leases	2,893	587	1,717	589	—
Long-Term Debt	2,000	2,000	—	—	—
Total	$5,277	$2,717	$1,971	$589	$—

We lease one facility in Morristown, New Jersey, which lease expires April 1, 2020 and one facility in Honolulu, Hawaii, which lease expires July 1, 2015. We also lease various furniture and telephone and computer equipment.

OFF-BALANCE SHEET TRANSACTIONS

We do not maintain any off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on our condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Recent Accounting And Auditing Developments

In February 2013, the FASB issued ASU 2013-02, which supersedes and replaces the presentation requirements for reclassifications out of accumulated other comprehensive income in ASUs 2011-05 and 2011-12. The amendment requires that an entity must report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. ASU 2013-02 was effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2012. We adopted the amended standards beginning January 1, 2013. As there was no other comprehensive income during the years ended December 31, 2013, 2012 or 2011, or any amounts reclassified out of accumulated other comprehensive income, there was no impact on our financial position, results of operations, or cash flows.

In March 2013, the FASB issued ASU 2013-04, which provides guidance on the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The update requires an entity to measure obligations resulting from joint and several liability obligations for which the total amount of the obligation within the scope of the update is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangements among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The update also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments in ASU 2013-04 are effective for fiscal years and interim periods within those years, beginning on or after December 15, 2013 and must be applied retrospectively. We do not expect the adoption of ASU 2013-04 in the first quarter of 2014 to have an impact on our financial position, results of operations, or cash flows.

In July 2013, the FASB issued authoritative guidance that requires an entity to present an unrecognized tax benefit (“UTB”), or a portion of a UTB, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent that a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the UTB should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The guidance is effective prospectively for fiscal years and interim reporting periods within those years, beginning after December 15, 2013. The Company does not expect this guidance to have a material impact on its condensed consolidated financial statements.

We believe there is no additional new accounting guidance adopted, but not yet effective, that is relevant to the readers of our financial statements. However, there are numerous new proposals under development which may have a significance impact on the Company’s financial reporting, if and when enacted.